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UNITED STATES	OMB Number: 3235-0058
SECURITIES AND EXCHANGE COMMISSION	Expires: March 31, 2006
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SEC FILE NUMBER 1-16119
FORM 12b-25
CUSIP NUMBER 784121105
NOTIFICATION OF LATE FILING

(Check One):

☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR

☐ Form N-CSR

For Period Ended:  December 31, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION
SFBC International, Inc. Full Name of Registrant
Former Name if Applicable
504 Carnegie Center Address of Principal Executive Office (Street and Number)
Princeton, New Jersey 08540-6242 City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

SFBC International, Inc.’s (the “Company”) Report on Form 10-K for the year ended December 31, 2005 cannot be filed on time because events arising out of the operation of the Company’s Miami facility have resulted in numerous changes to the Company’s expectations about future operating results at the Miami facility. In turn, this has caused management to make numerous changes to Step 1 and Step 2 impairment calculations under FAS 142 and will require the Company to recognize a goodwill impairment charge.  To date, the Company has only been able to narrow the expected charge to a range of $17 million to $24 million and has not been able to finalize the amount of the impairment charge in spite of good faith efforts by management working with an independent third party valuation firm.   This has delayed the Company’s accounting staff and management in completing the Form 10-K. We expect to file the Form10-K within its extended deadline.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

David Natan (Name)	(305) 895-0304 (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒  Yes    ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s direct revenue for the year ended December 31, 2005 was approximately $334.8 million as compared to direct revenue of $148.9 million for the year ended December 31, 2004. The Company’s net earnings for the year ended December 31, 2005 were approximately $25.1 million as compared to $19.7 million for the year ended December 31, 2004. Total costs and expenses for the year ended December 31, 2005 were $388.3 million as compared to total costs and expenses of $132.1million for the year ended December 31, 2004. Interest expense for the year ended December 31, 2005 was $12.0 million as compared to $2.7 million for the year ended December 31, 2004. The income tax expense for the year ended December 31, 2005 was $4.5 million as compared to $6.2 million for the year ended December 31, 2004. The differences in direct revenue, net earnings, total costs and expenses, interest expense and income tax expense result principally from (i) the acquisition of PharmaNet, Inc., which was completed on December 22, 2004, (ii) decline in business at the Company’s Miami facility, (iii) non-cash amortization of intangible expenses of approximately $4.0 million pre-tax, (iv) a one-time, non-cash charge of $3.3 pre-tax related to the write-off of deferred financing costs in 2005 and (v) a one-time charge during the fourth quarter related to the severance agreements with two former executives of approximately $3.8 million. These financial results exclude the impact of a currently estimated impairment charge in the range of $17 million to $24 million related to the goodwill on the Company’s balance sheet incurred when the Company’s Miami subsidiary acquired Clinical Pharmacology Associates in August 2003.

     SFBC International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 15, 2006	By	/s/ DAVID NATAN
David Natan, Chief Financial Officer

ATTENTION

International misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).